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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ______________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 ______________

                        FOR THE MONTH OF SEPTEMBER, 2003

                        Commission File Number: 001-14942

                         MANULIFE FINANCIAL CORPORATION
                                  (Registrant)

                             200 BLOOR STREET EAST,
                                 NORTH TOWER 10
                        TORONTO, ONTARIO, CANADA M4W 1E5
                         (Address of principal executive
                                    offices)


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F: Form 20-F   Form 40-F  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

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                                TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX
Exhibit 99.1  Material Change Report


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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 MANULIFE FINANCIAL CORPORATION



                                 By: /s/ Richard Lococo
                                     ------------------------------------
                                     Name:  Richard Lococo
                                     Title: Vice President and Deputy General
                                            Counsel


Dated:  September 30, 2003

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                                  EXHIBIT INDEX

Exhibit
Number       Description
-------      -----------
 99.1        Material Change Report